August 3, 2012

VIA EDGAR

Mr. Brian Cascio

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	AuthenTec, Inc.

Form 10-K for the Fiscal Year Ended December 30, 2011

Filed March 9, 2012

File No. 001-33552

Dear Mr. Cascio:

AuthenTec, Inc., a Delaware corporation (the “Company” or in the first person notation “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated July 23, 2012. In this letter, we refer to the staff of the SEC as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

AuthenTec, Inc. Annual Report on Form 10-K for Fiscal Year Ended December 30, 2011

Consolidated Statements of Operations, page 40

1.	We note the disclosure on page 44 that you generate revenue from product revenue, licenses, and royalties. We also note the discussion on page 27 that Embedded Security Solutions revenue consists primarily of licenses, royalties and support and maintenance services. Please tell us how your current income statement presentation of Revenue and Cost of Revenue is consistent with the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X which requires you to state separately any net sales and the related cost of sales of tangible products, revenues from services, and other revenues that represent ten percent or more of your total revenues.

Response:

We will revise our future annual filings to include an income statement presentation that separates our sales of tangible goods and related cost of sales and revenues from licensing and royalties. Since we acquired Safenet’s

Brian Cascio

August 3, 2012

Embedded Security Solutions division in February of 2010, our licensing and royalty revenue continued to increase as a percentage of total sales and grew rapidly during the second half of 2011. Please also refer to our Segment Reporting note in the Notes to the Consolidated Financial Statements for the revenue breakdown by segment as well as disclosures in our MD&A section. This revenue breakdown by segment closely corresponds to our licensing and royalty revenue and our sales of tangible goods. The revenue from our Embedded Security Solutions segment primarily represents our licensing and royalty revenue and the revenue from our Smart Sensor Solutions segment primarily represents our sales of tangible goods.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, Page 44

2.	We note that you defer recognizing revenue for certain smart sensor sales agreements with distributors that allow for limited rights of return and price protection until the distributor resells the product to its end customers. In future filings please disclose the amount of gross deferred revenue and gross deferred cost of sales at each balance sheet date. In addition, revise future filings to clarify, if true, that the reason you defer revenue in those situations is because you are unable to estimate returns and pricing changes for the revenue transactions. Please also clarify how you considered the guidance in FASB ASC 605-15-25-1 in determining the appropriate accounting treatment for the referenced revenue transactions.

Response:

As requested, in future filings we will (i) disclose the amount of gross deferred revenue and gross deferred cost of sales at each balance sheet date and (ii), as applicable, clarify that we defer revenue in such situations because we are unable to estimate returns and pricing changes for such revenue transactions.

With respect to your request for clarification on how we considered the guidance in FASB ASC 605-15-25-1, please refer to the following:

We have three distributors which have stock rotation and price protection privileges. These distributors held approximately $256,000 in our inventory, which was recorded as deferred revenue on our December 30, 2011 balance sheet. According to the guidance in FASB ASC 605-15-25-1, we did not recognize the shipment of this inventory upon the sale to these distributors as:

(i)	The price was not substantially fixed or determinable at the date of sale;

(ii)	The amount of future returns cannot be reasonably estimated;

Brian Cascio

August 3, 2012

(iii)	There are price protections which entitle the distributor to credits should our pricing in the market change;

(iv)	Our product is used in electronic devices for which the designs and technologies tend to change, periodically increasing the risk of technological obsolescence; and

(v)	We do not have a large volume of relatively homogeneous transactions with these limited number of distributors.

3.	We note that customers can return physical inventory and you are unable to reasonably estimate the amount of the inventory that may be returned. Please tell us how you considered the possible return of inventory in your accounting policies and clarify your basis under US GAAP for relieving inventory at the time of shipment to these customers.

Response:

Please refer to our response to comment #2. There are currently three distributors who have right of return privileges. We are unable to reasonably estimate the returns from these distributors, therefore we defer the revenue and cost of goods sold on shipments to these distributors until they sell through the inventory to their customers. With respect to the accounting policy for relieving inventory at the time of shipment to these distributors, the value of the inventory remains on our balance sheet until such time as the distributor sells it through.

Note 4. Fair Value Measurements and Disclosures, page 53

4.	In future filings please revise to disclose the specific assumptions and methodologies used to value the auction rate securities. Please provide us a draft of your proposed revised disclosures.

Response:

As requested, we will revise this disclosure in future filings. We propose to add the following disclosures to address your comment with reference to such fair value assumptions at December 30, 2011:

The fair values of the Auction Rate Securities (“ARS”) as of December 30, 2011 are based on an estimation employing a discounted cash flow model for each of the ARS using credit related discount rates and term to recovery as key inputs. The significant inputs for the valuation model of our student loan ARS include the following weighted averages: Term to recovery: 5.5 years; Liquidity discount: 11.3%; Discount rate: 1.6%. The significant inputs for the valuation model of our preferred stock ARS include the following weighted averages: Term to recovery: 3 years; Liquidity discount: 7.5%; Discount rate: 0.9%.

Brian Cascio

August 3, 2012

Note 12. Business Acquisitions

UPEK, Inc., page 67

5.	We reference your acquisition of UPEK, Inc. on September 7, 2010. Please respond to the following:

•

Tell us the significant assumptions and methodologies used to determine the litigation dismissal expense of $4.1 million. Please clarify your disclosure on page 87 that the litigation dismissal expense is based on the estimated legal costs of the patent lawsuit with UPEK that would have been incurred if the claims were not dismissed as a result of the acquisition. Please tell us if this matter has been settled. Please also tell us the authoritative literature which supports your accounting for this contingency as part of the acquisition.

Response:

The litigation dismissal expense was estimated with the assistance of our outside legal counsel that represents us on patent infringement matters including these previously existing matters between UPEK, Inc. and us. Patent counsel provided the estimates of future legal expenses that would be required by us to bring this suit to completion. The estimated legal expenses provided to us were based on patent counsel’s modeling of their legal cost estimates of continued representation on such matters updated for actual results from patent cases handled by the firm as well as outside statistical information that the firm references. These estimates were adjusted to take into account the specifics of the AuthenTec/UPEK, Inc. litigation case, such as the number of patents and counterclaims. The gross estimates of such estimated legal expenses included the expected costs if the litigation were to go through to the trial phase, though since a high percentage of such matters are settled prior to trial, these estimated trial costs were excluded from the final estimate. The estimated probable cost was discounted to present value using a rate of 3.3% and on the assumption that the majority of such costs - if not effectively settled by us as part of the acquisition - were expected to be incurred by the end of 2011. All previously existing legal claims between UPEK, Inc. and us were dismissed as part of our acquisition of UPEK, Inc. and thus these patent infringement matters were effectively settled.

In making the determinations described above, we evaluated the facts and circumstances and concluded that the dismissal of the litigation included in the UPEK Inc. acquisition agreement settled a pre-existing relationship (plaintiff and

Brian Cascio

August 3, 2012

defendant) between us and UPEK, Inc. and therefore should be accounted for separately from the purchase acquisition itself. ASC 805-10-55-20, “Effective Settlement of a Pre Existing Relationship Between the Acquirer and the Acquiree in a Business Combination,” was the authoritative literature followed, which supports the accounting for this contingency as separate from the business combination accounting.

•

Please tell us the significant assumptions used to determine the fair value of the promissory note of $13.6 million. In addition, clarify what changed from the initial valuation of the purchase consideration at the date of acquisition to the date of the issuance of the 7,984,281 common shares in satisfaction of the Note on December 22, 2011 that resulted in the Note settlement charge of $7.1 million. Please clarify why this was not considered part of the total purchase consideration.

Response:

The fair value of the promissory note at the time of the acquisition was valued by management through a two-step process. The first step was to estimate the fair value of the promissory note reflecting only the debt attribute of the note. The second step was to value the alternative settlement feature underlying the note, which permitted us to settle the note by issuing 7,984,281 shares of our common stock in lieu of settling the principal amount in cash. The value of the alternative settlement feature was then subtracted from the value of the debt attribute of the note that was determined in the first step. Based on this, we calculated the fair value of the Note to be approximately $13,606,000 at September 7, 2010 and classified it as a liability on our Consolidated Balance Sheet, using the following assumptions which we consider to be Level 2 inputs in the fair value hierarchy as they are observable in the market place:

As of September 7, 2010
Dividend rate	0%

Risk-free interest rate	0.19%
Expected volatility	55%

Expected life (in months)	6

During the three months ended December 31, 2010 we recorded a note settlement charge of approximately $7,073,000 which represents the difference between the

Brian Cascio

August 3, 2012

fair value of the Note as of the acquisition date (as determined pursuant to the methodology set forth above) and the fair value of the settlement shares ($2.59 closing price) of our stock at issuance on December 22, 2010.

The acquisition was accounted for under the acquisition method in accordance with ASC 805, “Business Combinations”, with the assets and liabilities acquired recorded at the fair value at the September 3, 2010 date of the acquisition. The loss on settlement of the note takes into account the post acquisition date changes in fair value of AuthenTec’s common stock and, as a result, was not considered part of the total purchase consideration.

Reference is made to the Non-Recurring Fair Value Measurements disclosure in our Note 4 to our 2011 financial statements included in our 2011 Annual report on Form 10-K which includes the above valuation assumptions.

Other

As requested in your letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature appears on the following page.]

Brian Cascio

August 3, 2012

If you have any questions concerning the foregoing, please contact the undersigned at (321) 308-1330.

Sincerely,

AuthenTec, Inc.

/s/ Frederick R. Jorgenson
Frederick R. Jorgenson
General Counsel

cc:	Lawrence Ciaccia, AuthenTec, Inc.

Philip Calamia, AuthenTec, Inc.

W. Scott Ortwein, Alston & Bird LLP

Kyle Healy, Alston & Bird LLP

William Fluke, PricewaterhouseCoopers LLP